Exhibit 99.2

PROXY

TOP IMAGE SYSTEMS LTD.
52-004294-6

1 B.S.R. Tower, 2 Ben Gurion St.
Ramat Gan
Israel

The undersigned shareholder of Top Image Systems Limited (the "Company") hereby appoints Mr. Donald R. Dixon – or any person whom he may appoint in his stead - as the true and lawful attorney, agent and proxy of the undersigned, to vote, as indicated on the reverse side, all of the Ordinary Shares of the Company which the undersigned is entitled to vote at the Annual Meeting of Shareholders of the Company to be held at the corporate offices of Top Image Systems at 1 B.S.R. Tower, 2 Ben Gurion St., Ramat Gan, Israel on October 2, 2017 at 10:00 a.m. (local time), and all adjournments and postponements thereof. The Record Date is August 24, 2017.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)

Number	Brief description of resolution	Your vote[1]. Mark relevant box with an X.
The Board of Directors recommends that you vote "for" the following resolutions:
1.	To elect Donald R. Dixon as a director until the next annual meeting of the shareholders of the Company.		For	Against	Abstain
			☐	☐	☐
2.	To elect Izhak Nakar as a director until the next annual meeting of the shareholders of the Company.		For	Against	Abstain
			☐	☐	☐
3.	To elect Ido Schechter as a director until the next annual meeting of the shareholders of the Company.		For	Against	Abstain
			☐	☐	☐
4.	To elect Osnat Segev-Harel as a director until the next annual meeting of the shareholders of the Company.		For	Against	Abstain
			☐	☐	☐
5.
To amend the Company's Memorandum of Incorporation (the "Memorandum") to provide, in place of Section 4 of the Memorandum, that the Company's registered share capital will be NIS 5,000,000 (five million) divided into 115,000,000 (one hundred and fifteen million) Ordinary Shares, nominal value NIS 0.04 per share ("Ordinary Shares"), and 10,000,000 (ten million) Series A Preferred Shares, nominal value NIS 0.04 per share ("Series A Preferred Shares")
			For	Against	Abstain
			☐	☐	☐

6.
To adopt the Amended and Restated Articles of Association of the Company, in the form attached as Exhibit A (the "Amended Articles"), which will replace the Company's present articles of association in their entirety. Article 69 of the Amended Articles will be regarded as having amended the provisions of the Memorandum and the Articles of Association with regard to the majorities required to amend them such that a simple majority of the total number of votes in the meeting, excluding abstentions, will be required henceforth to amend the Memorandum or the Amended Articles
			For	Against	Abstain
			☐	☐	☐

7.
To adopt the Second Amended and Restated Compensation Policy of the Company, in the form attached as Exhibit B (the "Amended Compensation Policy"), which will replace the Company's present compensation policy in its entirety.
			For	Against	Abstain
			☐	☐	☐
	7a.	Do you have a Personal Interest or are you a Controlling Shareholder[2]	No	Yes
If you answered "yes" and have a Personal Interest, detail your Personal Interest:_____________________________________________.
if you are a Controlling Shareholder, please circle "Controlling Shareholder".
			☐	☐
8.
To approve the adoption of the US sub-plan to the Company's 2016 Israeli Incentive Plan in the form attached as Exhibit C. (the "US Sub-Plan") The number of Ordinary Share reserved for issue under the US Sub-Plan will be identical to that of the Company's 2016 Israeli Incentive Plan.
			For	Against	Abstain
			☐	☐	☐
9.
To approve the increase in the number of Ordinary Shares reserved for issue under the Company's 2016 Israeli Incentive Plan and under the US Sub-Plan by an additional 1,200,000, such that the total number of Ordinary Shares reserved for issue will be 2,700,000. Those shares may be issued in the context of either the 2016 Israeli Incentive Plan or the US Sub-Plan
			For	Against	Abstain
			☐	☐	☐
10.	To approve the signature of indemnification agreements between the Company and each of its present and future directors in the form attached as Exhibit D.		For	Against	Abstain
			☐	☐	☐
11.	To approve the signature of indemnification agreements between the Company and each of its present and future CEOs in the form attached as Exhibit D.		For	Against	Abstain
			☐	☐	☐
	11a.	Do you have a Personal Interest or are you a Controlling Shareholder[2]	No	Yes
If you answered "yes" and have a Personal Interest, detail your Personal Interest:_____________________________________________.
if you are a Controlling Shareholder, please circle "Controlling Shareholder".
			☐	☐
12.
To approve the award to Osnat Segev-Harel, a director of the Company, under the Company's share option plan and in accordance with its terms, of options to purchase 25,000 ordinary shares of the Company. The options will vest in 3 equal parts such that 33% of the options will vest on April 25, 2018, 33% of the options will vest on April 25, 2019, and the remainder will vest on April 25, 2020. The grant date of the options is April 25, 2017, and the exercise price per share of the options will be equal to the closing price of the Company's shares as of the grant date. All unvested options will vest immediately in the event of a Liquidation Event as defined in the Amended Compensation Policy.
			For	Against	Abstain
			☐	☐	☐

13.
To approve the award to each of Donald R. Dixon, Martin Hale, Jr., Izhak Nakar, Osnat Segev-Harel and Ido Schechter, directors of the Company, under the Company's share option plan (and in the cases of Donald R. Dixon and Martin Hale, Jr., under the US Sub-Plan) and in accordance with its terms, of options to purchase 25,000 ordinary shares each of the Company (a total of 125,000 options). The options will vest in 2 equal parts such that 50% of the options will vest on August 14, 2018 and 50% will vest on August 14, 2019. The grant date of the options is August 14, 2017, and the exercise price per share of the options will be equal to the closing price of the Company's shares as of the grant date. All unvested options will vest immediately in the event of a Liquidation Event as defined in the Amended Compensation Policy.
			For	Against	Abstain
			☐	☐	☐

14.
To extend the appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the independent public accountants of the Company until the next annual meeting of the shareholders of the Company and to authorize the Board of Directors to determine their remuneration in accordance with the volume and nature of their services, subject to the approval of the audit committee of the Company
			For	Against	Abstain
			☐	☐	☐

Name of Shareholder in BLOCK LETTERS ___________________________	For individuals: Israeli ID no. or Passport No. and Country of Issue _____________________________	For individuals: validity date of passport ________________________	For corporations: No. of registration ________________________	Signature

1 If not marked, will be regarded as an abstention.
2 The votes of Shareholders that do not indicate (where such information is elicited)whether they are Controlling Shareholders or have a Personal Interest will not be counted on that issue.   The votes of Shareholders who indicate that they have a Personal Interest but do not specify the Personal Interest will also not be counted on that issue. The vote of a Shareholder which does not indicate (where such information is elicited) whether it is a Senior Officer or is an Institutional Investor will be counted on that issue.